Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

DISCLOSEABLE TRANSACTION IN RELATION TO

THE CAPITAL CONTRIBUTION TO SICHUAN AIRLINES

THE AGREEMENT

On 29 December 2023 (after trading hours), the Company, Sichuan Airlines Group, Shandong Airlines, China Eastern Airlines, Chengdu Ginkgo and Sichuan Airlines entered into the Agreement, pursuant to which, among others, the Company, Sichuan Airlines Group, Shandong Airlines, China Eastern Airlines, and Chengdu Ginkgo agreed to each contribute to the Capital Contribution on a pro rata basis to their existing shareholdings in Sichuan Airlines in the aggregate amount of RMB12 billion, among which the capital contribution to be made by the Company shall be RMB4.68 billion, representing 39% of the aggregate amount of the Capital Contribution.

Immediately prior to the Capital Contribution, Sichuan Airlines is owned as to 40%, 39%, 10%, 10% and 1% by Sichuan Airlines Group, the Company, Shandong Airlines, China Eastern Airlines and Chengdu Ginkgo, respectively. Upon paying up the capital contribution by each shareholder in accordance with the Agreement, the shareholding of each shareholder of Sichuan Airlines in Sichuan Airlines will remain unchanged.

LISTING RULES IMPLICATION

As one or more of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the transaction contemplated under the Capital Contribution exceeds 5% but all are less than 25%, the transaction contemplated under the Capital Contribution constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting and announcement requirements under the Listing Rules.

I.	THE AGREEMENT

On 29 December 2023 (after trading hours), the Company, Sichuan Airlines Group, Shandong Airlines, China Eastern Airlines, Chengdu Ginkgo and Sichuan Airlines entered into the Agreement. The principal terms of the Agreement are set out as follows:

(I)	Date

29 December 2023

(II)	Parties

(a)	the Company;

(b)	Sichuan Airlines Group;

(c)	Shandong Airlines;

(d)	China Eastern Airlines;

(e)	Chengdu Ginkgo; and

(f)	Sichuan Airlines.

(III)	Amount and manner of the Capital Contribution

Pursuant to the Agreement, the Company, Sichuan Airlines Group, Shandong Airlines, China Eastern Airlines, and Chengdu Ginkgo agreed to each contribute to the Capital Contribution on a pro rata basis to their existing shareholdings in Sichuan Airlines in the aggregate amount of RMB12 billion, among which the capital contribution to be made by the Company shall be RMB4.68 billion.

The amount of the Capital Contribution was determined after arm’s length negotiations between the parties to the Agreement with reference to the funding needs of Sichuan Airlines to (i) supplement working capital and reduce financial security risks; and (ii) expand the scope of corporate development, consolidate and path the layout for high-quality industries, and enhance the all-rounded development and risk resistance capacities of Sichuan Airlines, and on the premise that the parties agree to make capital contribution in the amount proportional to their respective shareholding in Sichuan Airlines.

The Capital Contribution will be satisfied in kind and in cash by each shareholder of Sichuan Airlines with reference to the conditions of such shareholder. The Company intends to make the capital contribution to Sichuan Airlines in the amount of RMB4.68 billion by way of (i) transfer of one A330-300 aircraft, the estimated value of which is RMB485 million (the actual amount of contribution in kind is subject to the asset appraisal results); and (ii) the remaining amount by payment in cash, which will be funded by the internal resources of the Group.

Pursuant to the Agreement, the Company shall make its capital contribution in three installments, namely (i) payment in cash of the amount of RMB2.34 billion within ten business days of the date of the Agreement; (ii) contribution in cash and in kind of the amount of RMB1.404 billion (which includes one A330-300 aircraft of estimated value of RMB485 million and cash of RMB919 million) before 30 June 2024; and (iii) payment in cash of the remaining amount of RMB936 million before 31 March 2025.

(IV)	Completion

Immediately prior to the Capital Contribution, Sichuan Airlines is owned as to 40%, 39%, 10%, 10% and 1% by Sichuan Airlines Group, the Company, Shandong Airlines, China Eastern Airlines and Chengdu Ginkgo, respectively. Upon paying up the capital contribution by each shareholder in accordance with the Agreement, the shareholding of each shareholder of Sichuan Airlines in Sichuan Airlines will remain unchanged.

II.	INFORMATION OF THE PARTIES

(I)	The Company

The principal business activity of the Company is that of civil aviation.

(II)	Sichuan Airlines Group

The principal business activity of Sichuan Airlines Group is that of civil aviation. The ultimate beneficial owner of Sichuan Airlines Group is the State-owned Assets Supervision and Administration Commission of Sichuan Province.

(III)	Shandong Airlines

The principal business activity of Shandong Airlines is that of civil aviation. The ultimate beneficial owner of Shandong Airlines is the State-owned Assets Supervision and Administration Commission of the State Council.

(IV)	China Eastern Airlines

The principal business activity of China Eastern Airlines is the operation of civil aviation passenger transport and related businesses. The ultimate beneficial owner of China Eastern Airlines is the State-owned Assets Supervision and Administration Commission of the State Council.

(V)	Chengdu Ginkgo

The principal business activity of Chengdu Ginkgo is investing in catering projects and aviation projects. The ultimate beneficial owner of Chengdu Ginkgo is Mr. Fang Gongyu.

(VI)	Sichuan Airlines

The principal business activity of Sichuan Airlines is that of civil aviation. As at the date of this announcement, it is owned as to 40%, 39%, 10%, 10% and 1% by Sichuan Airlines Group, the Company, Shandong Airlines, China Eastern Airlines and Chengdu Ginkgo, respectively.

Set out below is certain financial information of Sichuan Airlines, as extracted from the audited financial statements of Sichuan Airlines for the two financial years ended 31 December 2021 and 2022.

	For the financial year ended 31 December
	2022 RMB’0,000 (audited)	2021 RMB’0,000 (audited)
Net loss before taxation	991,026.90	279,853.03
Net loss after taxation	996,882.20	238,765.74

The unaudited net liability value of Sichuan Airlines as of 30 September 2023 was approximately RMB11,187.691 million.

To the best of the Directors’ knowledge, information and belief after having made all reasonable enquiry, the shareholders of Sichuan Airlines (other than the Company) and their ultimate beneficial owners are third parties independent of the Company and its connected persons. Moreover, Sichuan Airlines is not a connected person or commonly held entity of the Company within the meaning of Rule 14A.27 of the Listing Rules.

III.	REASONS FOR AND BENEFITS OF THE CAPITAL CONTRIBUTION

Sichuan Airlines, an associate of the Company as at the date of this announcement, is principally engaged in civil aviation. As a result of the fluctuations of aviation market, Sichuan Airlines incurred losses. In order to (i) supplement working capital and reduce financial security risks; and (ii) expand the scope of corporate development, consolidate and path the layout for high-quality industries, and enhance its all-rounded development and risk resistance capacities, Sichuan Airlines and its shareholders conducted negotiations and contemplated the Capital Contribution.

For the Company, contribution of capital on a pro rata basis to Sichuan Airlines is pivotal for pathing the layout in Chengdu area, and the construction of the strategic key markets for the Group. Besides, participation in the Capital Contribution is conductive to promoting the strategic cooperation between the Group and Sichuan Airlines so as to build jointly the competitive strength and realize intensive allocation of core resources. It will also benefit the integration and coordination between the Group and Sichuan Airlines in respect of sharing of resources and further improving the operational and working efficiency, and contribute to the overall and long-term development of the Group. The capital contribution to be made by the Company will be funded by the Company’s internal resources and is expected to have no material impact on the cash flow condition of the Company. Upon completion of the Capital Contribution and share enlargement, Sichuan Airlines will remain an associate company of the Company and no change will be caused to the scope of the Company’s consolidated statements.

Taking into account the aforementioned factors, the Directors believe that the terms of the Capital Contribution are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IV.	LISTING RULES IMPLICATION

As one or more of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the transaction contemplated under the Capital Contribution exceeds 5% but all are less than 25%, the transaction contemplated under the Capital Contribution constitutes a disclosable transaction of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting and announcement requirements under the Listing Rules.

V.	DEFINITIONS

In this announcement, the following expressions shall have the following meanings, unless the context requires otherwise:

“Agreement”	the capital increase agreement entered into on 29 December 2023 among the Company, Sichuan Airlines Group, Shandong Airlines, China Eastern Airlines, Chengdu Ginkgo and Sichuan Airlines;

“Board”	the board of Directors;

“Capital Contribution”	the proposed capital contribution in Sichuan Airlines by the Company, Sichuan Airlines Group, Shandong Airlines, China Eastern Airlines and Chengdu Ginkgopursuant to the Agreement;

“Chengdu Ginkgo”	Chengdu Ginkgo Jin Ge investment Co., Ltd., a company incorporated in the PRC;

“China” or “PRC”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan);

“China Eastern Airlines”	China Eastern Airlines Company Limited, a company incorporated in the PRC;

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC;

“Director(s)”	director(s) of the Company;

“Group”	the Company and its subsidiaries;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shandong Airlines”	Shandong Airlines Company Limited, a company incorporated in the PRC;

“Sichuan Airlines”	Sichuan Airlines Company Limited, a company incorporated in the PRC;

“Sichuan Airlines Group”	Sichuan Airlines Group Company Limited, a company incorporated in the PRC; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By order of the Board

China Southern Airlines Company Limited

Chen Wei Hua and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

29 December 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.